UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Oncogenex Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

68230A 106
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68230A 106	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS BDC Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
	5	SOLE VOTING POWER 446,886 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0 shares
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 446,886 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,886 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 68230A 106	13G	Page 3 of 6 Pages

Schedule 13G

Item 1(a).	Name of Issuer: Oncogenex Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 1522 217th Place S.E., Bothell, WA 98021

Item 2(a).	Name of Person Filing: BDC Capital Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence: Suite 300, 5 Place Ville Marie, Montreal, Quebec, Canada H3B 5E7

Item 2(c).	Citizenship: Canadian

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value.

Item 2(e).	CUSIP Number: 68230A 106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act.

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 68230A 106	13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

446,886 shares

(b)	Percent of Class:

8.0%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

446,886 shares

(ii) shared power to vote or to direct the vote:

Not applicable

(iii) sole power to dispose or direct the disposition of:

446,886 shares

(iv) shared power to dispose or direct the disposition of:

Not applicable

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 68230A 106	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68230A 106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 24, 2009

By: /s/ Sylvain Gendron
       Sylvain Gendron
       Legal Counsel